

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2025

Jeffrey Frelick
Chief Executive Officer
Bone Biologics Corp
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

      Re: Bone Biologics Corp
           Draft Registration Statement on Form S-1
           Submitted March 17, 2025
           CIK No. 0001419554

Dear Jeffrey Frelick:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Margaret Sawicki at 202-551-7153 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and
                            Services

cc: Alexander R. McClean, Esq.